Pioneer Series Trust II
                                 60 State Street
                           Boston, Massachusetts 02109

July 25, 2006

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Dominic Minore, Esq.

Re: Delaying Amendment for Pioneer Series Trust II's (the "Registrant") Registration Statement on Form N-14 (the "Registration Statement") (File No. 333-135471)


Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the "Securities Act"), the Registrant is hereby filing a delaying amendment with respect its Registration Statement relating to the proposed reorganization of Pioneer Florida Tax Free Income Fund into Pioneer AMT-Free Municipal Fund, a series of the Registrant. The Registration Statement was filed with the Securities and Exchange Commission (the "Commission") on June 29, 2006 pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of CityBoston and the placePlaceTypeCommonwealth of PlaceNameMassachusetts, on the 25th day of July, 2006.

If you have any questions or comments,  please do not hesitate to contact Elaine
S. Kim, Esq. (617) 526-6685 or Christopher P. Harvey, Esq., counsel to the Registrant.


                                                     PIONEER SERIES TRUST II

                                                   /s/ Christopher J. Kelley
                                                   -------------------------
                                                   By: Christopher J. Kelley
                                                 Title:  Assistant Secretary